ROCKET COMPANIES, INC.

1050 Woodward Avenue

Detroit, Michigan 48226

July 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, NE
Washington, DC 20549

Attn: James Lopez

RE:	Rocket Companies, Inc. Registration Statement on Form S-4
Filed April 29, 2025
File No. 333-286833

Dear Mr. Lopez:

This letter sets forth the response of Rocket Companies, Inc. (the “Registrant”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on May 28, 2025, with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Q: Is Rocket's obligation to complete the mergers subject to Rocket receiving financing?, page 2

1.	We note your disclosure on page 121 that, “Rocket does not intend to draw on the Bridge Facility, as it intends to incur permanent financing prior to, or concurrently with, the closing of the Mr. Cooper Mergers.” Please revise this Q/A to provide additional details about the planned, permanent financing.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 2 and 3.

Summary, page 15

2.	Please revise to provide a summary of the anticipated business focus, liquidity and governance structure of the combined company. Include as appropriate disclosure of anticipated changes to the business or geographic focus of the combined company. For example, with respect to the anticipated liquidity position, we note “Treatment of Mr. Cooper's Existing Debt” on page 21 where you state that Rocket intends to refinance senior notes in connection with the triggering of change of control provisions. It also addresses possible actions with respect to $6 billion of borrowings related to MSRs and a bridge facility of $4.95 billion. It is unclear to what extent different actions taken with respect to the notes (e.g., the possibility that Rocket is unable to refinance the notes), MSRs or other areas of business may result in materially different outcomes with respect to the combined company's business focus or liquidity. We also note the statement on page 17 that the company “may declare a dividend to the holders of Mr. Cooper common stock consisting of $2.00 per share.” It is unclear to what extent the dividend, combined with other anticipated actions, could significantly change the resulting capitalization of the combined company. Additionally, where you describe the Governance Letter on page 25, or where appropriate, please provide a summary of the combined company's key management and board representatives from each of Mr. Cooper and Rocket.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 17, 19, 20, 22 and 26.

The Mergers, page 16

3.	Please include here, and elsewhere as appropriate a chart that shows Rocket's ownership structure immediately prior to and after the Mergers. The chart should indicate the percentage of shares that are held by various groups, including RHI, former Mr. Cooper and Redfin shareholders, and other relevant groups. Also include in the chart disclosures giving effect to the Up-C Collapse.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 29, 87, 88 and 89. The Company respectfully advises the Staff that the Up-C Collapse was consummated on June 30, 2025 and the Redfin Acquisition was consummated on July 1, 2025. Accordingly, the charts presented in Amendment No. 1 reflect (1) Rocket’s ownership structure immediately prior to the mergers (reflecting the prior completion of the Up-C Collapse and the Redfin Acquisition) and (2) following completion of the mergers.

Merger Consideration, page 16

4.	Please revise this section to include disclosure of the aggregate merger consideration on the day prior to the public announcement of the mergers and as of the last practicable trading day before the date of the joint proxy and information statement/prospectus.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 16, 17, 28 and 29.

Background of the Mergers, page 43

5.	We note your disclosure on page 45 that, “on February 11, 2025, Rocket delivered to Mr. Cooper a three year standalone financial forecast for Rocket prepared by Rocket management.” Please revise the registration statement to include a section similar to the section titled “Mr. Cooper’s Unaudited Prospective Financial Information” that summarizes all of the material terms of the Rocket financial forecasts.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 69, 70, 71, 72, 73 and 74.

6.	Please clarify the extent to which Paul Weiss participated in the meetings described in this section prior to Paul Weiss' delivery of the initial draft of the merger agreement on March 7, 2025. If material, please revise the discussion to indicate their participation.

Response: Rocket respectfully advises the Staff that Paul Weiss did not participate in the meetings described in this section prior to its delivery of the initial draft of the merger agreement.

Mr. Cooper's Unaudited Prospective Financial Information, page 66

7.	Please further clarify material information regarding the financial forecasts Mr. Cooper prepared and are referred to throughout the Background of the Merger section beginning on page 43.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 69, 70, 71, 72, 73 and 74.

Regulatory Approvals Required for the Mergers, page 82

8.	Please revise this section and the risk factor on page 35 to provide more detail regarding material notices, applications, or other filings any of the parties to the mergers are required to make to particular state or federal governmental authorities. Include disclosure regarding the status of each of these notices, applications, or other filings.

Response: Rocket respectfully advises the Staff that it has revised the disclosure on pages 36, 37, 38 and 85 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 114

9.	Please present each adjustment separately on the face of the pro forma balance sheet and statement of income to allow an investor to tie the adjustment to the information in the notes.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 123, 124 and 125.

10.	We note your disclosure that the tax receivable agreement will be amended and the discussion of the change in the TRA liability in note (d) on page 122. Please revise to discuss any material changes in the tax receivable agreement.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 119 and 120.

Note 2 – Up-C Collapse Adjustments, page 122

11.	Please revise adjustment (c) to provide additional information related to the recognition of the material deferred tax liability.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 128.

12.	Please revise adjustment (e) to discuss the reason for the pro forma adjustment or refer to disclosure in the filing that provides the relevant information.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 129.

Note 4 – Preliminary Purchase Price Allocation for Redfin Merger, page 126

13.	Please tell us how you determined that the “Cash paid to pay off term loan, accrued interest, and prepayment premium” should be considered merger consideration. Specifically provide us any guidance that supports your determination. We also note the pay off of Mr. Cooper debt was considered merger consideration as disclosed on page 135.

Response: In response to the Staff’s comment, the Company respectfully submits that certain of Redfin and Mr. Cooper’s debt agreements contain terms that require repayment upon a change in control. In accordance with these terms, the Company will pay off the related debt at the closing of the respective transaction. Given the payoffs are contractually required and will occur simultaneously with the closing of the relevant transaction, the settled debt will not be an assumed liability under ASC 805, Business Combinations. Therefore, the payoff of the debt is included as consideration for the respective merger.

* * * * *

Very truly yours,

By:	/s/ Tina V. John
Tina V. John
Corporate Secretary

Cc: John Kennedy, Esq., and Christodoulos Kaoutzanis, Esq., of Paul, Weiss, Rifkind, Wharton & Garrison